Exhibit 99.1
Evogene Ag-Seed Division Awarded Prestigious €1.2M Horizon Grant to
Develop Oil-Seed Crops with High CO2 Assimilation & Drought Tolerance

 The grant under the EU Horizon Program was approved following the successful proof of concept from the previous program launched in 2016

Rehovot, Israel – May 9, 2023 – The Ag-Seed Division of Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN)("Evogene"), a leading computational biology company targeting to revolutionize life-science product discovery and development across multiple market segments has announced that it has been granted a prestigious EU Horizon grant of €1.2 million, to support the creation of oil-seed crops that have high carbon-dioxide assimilation and enhanced drought tolerance. The project, Crop4Clima, has an overall budget of €2.5 million and is expected to be executed over 32 months. This grant follows the successful completion of the FutureAgriculture Consortium's proof-of-concept in 2021, which demonstrated the potential for increased agricultural productivity and environmental sustainability.

The program's goal is to develop crops, focusing first on canola and rapeseed seeds, with the ability to assimilate 60% more carbon dioxide from the air while requiring 20% less water intake when compared to crops grown under standard agricultural practices in order to support sustainability goals. It supports efforts to reduce global warming by using plants with a higher uptake of carbon dioxide accumulation from the atmosphere. In addition, it enables the saving of scarce water resources and improved plant tolerance against drought conditions. Furthermore, it is expected that biomass yield per hectare will improve while the plant maintains a high oil content, as demanded by canola-derived products and the biofuel industry. The potential commercial value of such products for the food, animal feed, and sustainable energy industries is significant.

This development follows a successful proof-of-concept, completed in 2021 as part of the FutureAgriculture Consortium funded by the EU Horizon Program. Results showed increased carbon-dioxide assimilation by plants, combined with improved drought tolerance and plant productivity. These positive results indicated the commercial potential of increased agricultural productivity while supporting sustainability goals. They led the Horizon 2020 reviewers to recommend continuing funding the project's development as a significant measure to reduce climate change.

Crop4Clima is part of Horizon Europe's highly competitive and prestigious EIC Transition program, whose goal is to establish businesses addressing climate challenges and develop resilient and environmentally sustainable crops which can better address climate change. The €1.2 million grant awarded to Evogene will cover Evogene's estimated costs to participate in this program. Other partners in this project include the Max Planck Society, Germany’s leading basic research institution, IN Society, an Italian not-for-profit SME that analyzes the impact of emerging technologies on society, and Agrobioinstitute, Agricultural Academy, Sofia, Bulgaria. The program leverages Evogene’s Ag-seeds Division's and its partners' innovative synthetic biology technologies while integrating multidisciplinary skills in computational biology, chemistry, microbiology, and plant physiology.

The Max Planck Institute for Terrestrial Microbiology conducts research on the molecular functions of environmental microorganisms and their potential use for synthetic biology. Professor Dr. Tobias Erb, Director of the Department of Biochemistry and Synthetic Metabolism at Max Planck, commented, “Our research on basic design principles of microbial metabolism enabled us to engineer improved carbon-dioxide uptake mechanisms. The joint project with Evogene is an important part of our efforts to create a sustainable future with synthetic biology. By engineering novel metabolic pathways, we aim to enable plants to make better use of cellular resources, thus saving fertilizer and water and reducing the release of carbon dioxide in agriculture.”

According to Laura Martinelli, CEO of IN Society, “Crop4Clima is a perfect example of science translated into socially relevant innovation, as it will enable agriculture to cope with the changing demands of climate change. Since its inception, we have supported this promising innovation as part of the FutureAgriculture project. We are excited to play a key role in this new phase and contribute to its success by performing the environmental and economic assessment and facilitating stakeholder adoption of the technology.”

Eyal Ronen, EVP of Business Development of Evogene, commented: “We are proud to lead the development of these oil-seed crops with unique characteristics, supporting sustainability goals. The proof of concept is further validated by our consortium winning the prestigious European Horizon grant, whose goal is sustainable agriculture. We are also excited to work in this consortium with the Max Planck Institute for Terrestrial Microbiology, a global scientific leader in environmental and synthetic biology. This win reflects our expertise in synthetic and computational biology, and our ability to develop innovative new products.”

Forward Look Statements & Disclaimer

This press release contains “forward-looking statements” relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “hopes” “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates”, “demonstrates” or words of similar meaning. For example, Evogene and its subsidiaries are using forward-looking statements in this press release when it discusses the success of its development of oil-seed crops with high carbon-dioxide assimilation and increased drought tolerance. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance, or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, those risk factors contained in Evogene’s reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Funded by the European Union. Views and opinions expressed are however those of the author(s) only and do not necessarily reflect those of the European Union or EIC 2022 program (the granting authority). Neither the European Union, nor the granting authority, can be held responsible for them.

About Evogene Ltd.

Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN) is a computational biology company leveraging big data and artificial intelligence, aiming to revolutionize the development of life-science based products by utilizing cutting-edge technologies to increase the probability of success while reducing development time and cost.

Evogene established three unique tech-engines - MicroBoost AI, ChemPass AI and GeneRator AI. Each tech-engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI).

Evogene uses its tech-engines to develop products through strategic partnerships and collaborations, and its five subsidiaries including:

1.	Biomica Ltd. (www.biomicamed.com) developing and advancing novel microbiome-based therapeutics to treat human disorders powered by MicroBoost AI;

2.	Lavie Bio Ltd. (www.lavie-bio.com) - developing and commercially advancing, microbiome based ag-biologicals powered by MicroBoost AI;

3.	AgPlenus Ltd. (www.agplenus.com) -developing next generation ag chemicals for effective and sustainable crop protection powered by ChemPass AI;

4.	Canonic Ltd. (www.canonicbio.com) – developing medical cannabis products based on decoding plant genetics for optimized therapeutic effect powered by GeneRator AI; and

5.
Casterra Ag Ltd. (www.casterra.co)– developing and marketing superior castor seed varieties producing high yield and high-grade oil content, on an industrial scale for the biofuel and other industries powered by GeneRator AI.

For more information, please visit www.evogene.com

Evogene Investors’ Contact:
Rachel Pomerantz Gerber Email: rachel.pomerantz@evogene.com Tel: +972-52-3632185